Exhibit 16.1


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

August 20, 2004

Ladies and Gentlemen:

We were previously principal accountants for NTN Communications, Inc. and, under the date of March 15, 2004, we reported on the consolidated financial statements of NTN Communications, Inc. as of and for the years ended December 31, 2003 and 2002. On August 18, 2004, our appointment as principal accountants was terminated. We have read NTN Communications, Inc.'s statements included under
Item 4 of its Form 8-K dated August 18, 2004, and we agree with such statements, except we are not in a position to agree or disagree with the Company's statements made in the second and third sentences in the first paragraph, nor the fifth paragraph under Item 4.

Very truly yours,

/s/ KPMG LLP